Adriana Maestas
PHONE: 206.359.6089
FAX: 206.359.7089
EMAIL: amaestas@perkinscoie.com

December 28, 2006

VIA EDGAR

Securities and Exchange Commission

Attn: Rolaine Bancroft

100 F Street, N.E., MS: 3561

Washington, DC 20549

Re:	Eden Bioscience Corporation

Preliminary Proxy Statement on Schedule 14A, filed December 21, 2006

File No. 0-31499

Dear Ms. Bancroft:

Per our discussion and your request, we intend to include the following disclosure to Eden Bioscience Corporation’s definitive proxy statement on Schedule 14A, when so filed:

Our board of directors considered whether to distribute the net proceeds to our shareholders. In light of the costs associated with our ongoing operations and the potential cash requirements of our post-closing business strategy, the board concluded that it is in the best interest of our company and shareholders to retain the proceeds to fund our post-closing operations. Accordingly, we do not intend to distribute any of the proceeds to our shareholders. We plan to use the net proceeds of the sale for general working capital purposes related to our Home and Garden Business and to explore whether there may be opportunities to realize potential value from our remaining business assets, primarily our tax loss carryforwards.

The foregoing disclosure will replace the second paragraph of the section entitled “Use of Proceeds,” which appears on page 24 of the Company’s preliminary proxy statement as filed with the Securities and Exchange Commission on December 21, 2006.

In the event there are any questions concerning the enclosed materials, please feel free to contact me at (206) 359-6089 or my colleagues, Faith Wilson (206) 356-3237 or Andrew Moore (206) 359-8649.

Sincerely,

/s/ Adriana Maestas

Adriana Maestas

cc:	Bradley S. Powell, Eden Bioscience Corporation
Faith M. Wilson, Perkins Coie LLP
Andrew B. Moore, Perkins Coie LLP